Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268707

PROSPECTUS SUPPLEMENT

(to Prospectus dated September 29, 2023)

White River Energy Corp

67,651,420 Shares of Common Stock

16,931,266 Warrants to Purchase Shares of Common Stock

This Prospectus Supplement supplements the Prospectus dated September 29, 2023 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (File No. 333-268707) filed by White River Energy Corp (“White River” or the “Company”) with the Securities and Exchange Commission. This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 13, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relates to the distribution (the “Spin-Off”) by Ecoark Holdings, Inc., now known as BitNile Metaverse, Inc. (“Ecoark”) of 42,253,521 shares of common stock, par value $0.0001 per share (the “Spin-Off Shares”) of White River, plus up to an additional 1,000 shares of common stock to account for the rounding up of fractional shares, to the holders of Ecoark common stock and convertible preferred stock (on an as-converted basis), and the offering and resale by the selling stockholders identified in the Prospectus of up to 25,396,899 shares of White River common stock and up to 16,931,266 warrants to purchase shares of White River common stock issued in connection with the private placement transactions from October 2022 through April 2023 in a private investment in public equity offering by the Company.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Without limiting the generality of the foregoing, as a result of the events described in the Current Report, the disclosure set forth in the Prospectus in the sections titled “Prospectus Summary,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Principal Stockholders” and “Description of Securities” should be read in conjunction with the updated information set forth in the Current Report attached to this Prospectus, particularly the change in the number of shares of common stock outstanding and related matters as described in more detail in the Current Report. Further, the Company has included under Item 8.01 of the Current Report an updated Principal Stockholders table showing the beneficial ownership and percentages of its executive officers, directors and 5% stockholders after giving effect to the events described in the Current Report.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 13, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 9, 2023

White River Energy Corp

(Exact name of registrant as specified in its charter)

Nevada	333-268707	45-3797537
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

609 W/ Dickson St., Suite 102 G
Fayetteville, AR	72701
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 203-5610

N/A

(Former name or former address, if changed since last report.)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Consulting Agreement

On October 9, 2023, White River Energy Corp (the “Company,” “we,” “our” or “us”) entered into an amendment to the Consulting Agreement dated December 16, 2022, with Centrecourt Asset Management LLC (“Centrecourt”) and Smithline Family Trust I (the “Shareholder”), pursuant to which the parties agreed as follows: (i) the Consulting Agreement was amended to provide that Centrecourt or its designee(s) are entitled to receive 446,702 shares of common stock and 243.933 shares of a newly designated Series D Convertible Preferred Stock (the “Series D”) convertible into 1,219,965 shares of common stock (subject to adjustment as provided in the Consulting Agreement as amended), rather than 1,666,667 shares of common stock, and (ii) the Shareholder exchanged 1,219,965 of the shares of common stock it held for the 243.933 shares of Series D issuable under the Consulting Agreement as amended, convertible into an equivalent number of shares of common stock. Under the terms of the Series D, which are summarized in the Company’s Current Report on Form 8-K filed on October 11, 2023, the Series D is convertible into the Company’s common stock, subject to a 4.99% beneficial ownership limitation. As a result of the foregoing, each of the Shareholder and Richard Smithline, an affiliate of the Shareholder, is no longer a 5% beneficial owner of the Company’s common stock.

The foregoing description of the terms of the amendment to the Consulting Agreement and Series D does not purport to be complete and is qualified in its entirety by reference to the full text of the amendment and the Certificate of Designation for the Series D, copies of which are filed as Exhibit 10.1 to this Current Report on Form 8-K and Exhibit 4.1 to the Current Report on Form 8-K filed on October 11, 2023, respectively.

Item 3.02 Unregistered Sales of Equity Securities.

The information contained in Item 1.01 is incorporated by reference into this Item 3.02. The transaction was exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, and Section 4(a)(2) of the Securities Act of 1933 and Rule 506(b) of Regulation D promulgated thereunder.

Item 8.01 Other Information.

As a result of the transactions described in Item 1.01, the number of shares of the Company’s common stock outstanding as of October 12, 2023 is 17,912,335 shares. The Company’s principal stockholders table after giving effect to the events described in this Current Report on Form 8-K is set forth below.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 12, 2023 for:

●	each of our directors;
●	each of our executive officers;
●	all of our current directors and executive officers as a group; and
●	each person, entity or group, who beneficially owned more than 5% of each of our classes of securities.

We have based our calculations of the percentage of beneficial ownership on 17,912,335 shares of our common stock outstanding as of October 12, 2023, which does not include the 42,253,521 shares of common stock issuable upon conversion of the outstanding Series A Convertible Preferred Stock (the “Spin-Off Shares”). This amount also does not give effect to any exercises of outstanding warrants or conversion of outstanding shares of convertible preferred stock. We have deemed shares of our common stock subject to derivative securities that are currently exercisable or convertible within 60 days of October 12, 2023 to be outstanding and to be beneficially owned by the person holding the derivative securities for the purpose of computing the percentage ownership of that person. Unless otherwise indicated, the principal business address for each of the individuals and entities listed below is our offices Arkansas.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Common Stock Included*	Percentage of Common Stock Beneficially Owned
Randy May(1)	1,587,063	8.9%
Jay Puchir(2)	1,487,063	8.3%
Richard Horgan (3)	1,587,063	8.9%
Danny Hames(4)	55,711	*
James Cahill(5)	55,711	*
Greg Landis(6)	55,711	*
Alisa Horgan(7)	—	*
All officers and directors as a group (7 persons)	3,241,259	18.1%

5% or more Stockholders
May Family Foundation(8)	1,587,063	8.9%

Mark Pearson (9)	1,340,020	7.5%
Michael P. Lewis TOD DTD 03/10/2022(10)	1,486,174	8.3%

*	Less than 1%.
(1)	May. Mr. May is our Chief Executive Officer and Chairman of the Board. Represents shares held by The May Family Foundation, which Mr. May may be deemed to beneficially own as his niece is a control person of that entity. See footnote (8) below.
(2)	Puchir. Mr. Puchir is our Chief Financial Officer. Represents shares of common stock held by Atikin Investments LLC and Overcoming the Odds Foundation, entities over which Mr. Puchir holds voting control.
(3)	Horgan. Mr. Horgan is our former Chairman of the Board and Chief Executive Officer.
(4)	Hames. Mr. Hames is a director of the Company.
(5)	Cahill. Mr. Cahill is a director of the Company.
(6)	Landis. Mr. Landis is a director of the Company.
(7)	Horgan. Ms. Horgan is a director of the Company. She disclaims any beneficial ownership in the common stock held by her husband, Richard Horgan.
(8)	May Family Foundation. Elizabeth Boyce is the managing member of the May Family Foundation and exercises voting and dispositive control over the securities.
(9)	Mark Pearson. Address is 8674 Eagle Creek Circle, Minneapolis, MN 55378. Consists of (i) 600,000 shares of common stock held by Mr. Pearson, (ii) 418,272 shares of common stock held by Nepsis, Inc., an entity which Mr. Pearson controls, and (iii) 321,748 shares of common stock held by the Trust Agreement of Julie L. Pearson U/A 12/28/05 (the “Trust”), a trust in which Mr. Pearson is a co-trustee with his wife, Julie Pearson. Does not include a total of 1,480,040 shares of common stock underlying Warrants held by these entities, which are subject to a 4.99% beneficial ownership limitation. Also does not include a total of 115,830 shares of common stock held or beneficially owned by Mr. Pearson’s adult children. Mr. Pearson disclaims beneficial ownership over the shares of common stock held by the Trust and the shares of common stock owned by his children.
(10)	Michael P. Lewis TOD DTD 03/10/2022. Address is 8674 Eagle Creek Cir, Savage, MN 55378. Michael P. Lewis is the control person and holds voting and dispositive control over these shares.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Exhibit
10.1	Amendment to Consulting Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

White River Energy Corp

Date: October 13, 2023	By:	/s/ Randy May
	Name:	Randy May
	Title:	Chief Executive Officer

Exhibit 10.1

AMENDMENT TO CONSULTING AGREEMENT AND EXCHANGE AGREEMENT

AMENDMENT TO CONSULTING AGREEMENT AND EXCHANGE AGREEMENT, dated as of October 9, 2023 (this “Agreement”), by and among Centrecourt Asset Management LLC, a New York limited liability company (“Centrecourt”), Smithline Family Trust I (the “Shareholder”) and White River Energy Corp, a Nevada corporation (the “Company”), having its principal place of business at 609 West Dickson St., Suite 102 G, Fayetteville, AR.

WHEREAS, Centrecourt was granted shares of Common Stock of the Company in a Consulting Agreement dated December 16, 2022 by and between the Company and Centrecourt (as amended, the “Consulting Agreement”).

WHEREAS, the Shareholder desires to exchange shares of the Company’s common stock for shares of Series D Convertible Preferred Stock on the terms set forth herein.

WHEREAS, the parties would like to amend the Consulting Agreement and agree to the exchange of shares of the Company’s common stock for shares of Series D Convertible Preferred Stock as set forth below.

NOW, THEREFORE, in consideration of the following and other consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Centrecourt and the Company agree that in lieu of Centrecourt or its designee being entitled to receive 1,666,667 shares of Common Stock of the Company (subject to adjustment) under the Consulting Agreement, Centrecourt or its designee shall be entitled to receive 446,702 shares of Common Stock of the Company and 243.993 shares of Series D Convertible Preferred Stock of the Company in the form of the Certificate of Designation of the Series D Preferred Stock attached hereto as Exhibit A (the “Series D Convertible Preferred Stock”). All references to “Shares” in the Consulting Agreement or the Transaction Documents shall include the Series D Convertible Preferred Stock and the shares of Common Stock receivable upon conversion of the Series D Convertible Preferred Stock. In the event of a required adjustment to the number of what would otherwise have been Shares prior to this amendment, only the number of Series D Convertible Preferred Stock will be adjusted. In such a case, the Series D Convertible Preferred Stock will be adjusted such that the increase in the number of shares of the Series D Convertible Preferred Stock shall be to a number such that the Series D Convertible Preferred Stock shall be convertible into a number of shares of Common Stock as if all the Shares had been issued as Series D Convertible Preferred Stock pursuant to the Consulting Agreement.

2.	In the furtherance of the foregoing, the Shareholder, as Centrecourt’s previous designee and the holder of shares of the Company’s common stock previously issued under the Consulting Agreement by virtue of being such designee, agrees to exchange 1,219,965 shares of the Company’s Common Stock held by the Shareholder for 243.993 shares of Series D Convertible Preferred Stock. For the avoidance of doubt, the parties agree that the Shareholder is Centrecourt’s designee with respect to such Series D Convertible Preferred Stock issuable pursuant to the Consulting Agreement as amended hereby, and subject to any adjustment provided for therein, the exchange contemplated by this Section 2 satisfies the Company’s obligation to issue the initial Series D Convertible Preferred Stock under the Consulting Agreement as amended hereby.

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3.	The parties acknowledge and agree that the transactions contemplated by this Agreement, including the exchange provided for under Section 2, will be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9) thereof, and each party covenants and agrees not to take a position inconsistent with such exemption or assert that such exemption does not apply to such transactions.

Each of the undersigned has caused this Agreement to be duly executed and delivered as of the date first written above.

WHITE RIVER ENERGY CORP

By:	/s/ Randy May
Name:	Randy May
Title:	Chief Executive Officer

CENTRECOURT ASSET MANAGEMENT LLC

By:	/s/ Richard Smithline
Name:	Richard Smithline
Title:	Chief Executive Officer

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Exhibit A

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS OF

SERIES D CONVERTIBLE PREFERRED STOCK OF

WHITE RIVER ENERGY CORP

[Attached]

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